

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2011

<u>Via Email</u>
Charles Corcoran
Chief Financial Officer
William Penn Bancorp, Inc.
8150 Route 13
Levittown, Pennsylvania 19057

> **Re:** **William Penn Bancorp, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2011**
> **Filed September 28, 2010**
> **Form 10-Q for the quarters ended September 30, 2010, December 31, 2010**
> **and March 31, 2011**
> **Filed November 15, 2010, February 22, 2011 and May 18, 2011**
> **File No. 000-53172**

Dear Mr. Corcoran:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ John P. Nolan

         John P. Nolan
         Senior Assistant Chief Accountant